CUSIP No. 885118109	Page 1 of 15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

THOMSON S.A.

(Name of Issuer)

Common Stock, nominal value €3.75 per share, and

American Depositary Shares, each representing one share of Common Stock

(Title of Class of Securities)

885118109

(CUSIP Number)

Alan Austin

c/o Silver Lake Partners, L.P.
2775 Sand Hill Road, Suite 100

Menlo Park, CA  94025

(650) 233-8120

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.     [___]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885118109	Page 2 of 15

1.	Names of Reporting Persons SLP I TSA, L.L.C. I.R.S. Identification Nos. of above persons (entities only) Not required.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row (11) 0%[1]
14.	Type of Reporting Person (See Instructions) OO

1 See Item 5 below.

CUSIP No. 885118109	Page 3 of 15

1.	Names of Reporting Persons Silver Lake Partners II, L.P. I.R.S. Identification Nos. of above persons (entities only) Not required.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row (11) 0%[1]
14.	Type of Reporting Person (See Instructions) OO

1 See Item 5 below.

CUSIP No. 885118109	Page 4 of 15

1.	Names of Reporting Persons Silver Lake Partners TSA, L.P. I.R.S. Identification Nos. of above persons (entities only) Not required.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row (11) 0%[1]
14.	Type of Reporting Person (See Instructions) OO

1See Item 5 below.

CUSIP No. 885118109	Page 5 of 15

1.	Names of Reporting Persons SLP II TSA, L.L.C. I.R.S. Identification Nos. of above persons (entities only) Not required.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row (11) 0%[1]
14.	Type of Reporting Person (See Instructions) OO

1See Item 5 below.

CUSIP No. 885118109	Page 6 of 15

1.	Names of Reporting Persons Silver Lake Partners II TSA, L.P. I.R.S. Identification Nos. of above persons (entities only) Not required.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row (11) 0%[1]
14.	Type of Reporting Person (See Instructions) OO

1See Item 5 below.

CUSIP No. 885118109	Page 7 of 15

1.	Names of Reporting Persons Silver Lake Technology Associates II, L.L.C. I.R.S. Identification Nos. of above persons (entities only) Not required.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row (11) 0%[1]
14.	Type of Reporting Person (See Instructions) OO

1See Item 5 below.

CUSIP No. 885118109	Page 8 of 15

1.	Names of Reporting Persons SLP AFL TSA, L.L.C. I.R.S. Identification Nos. of above persons (entities only) Not required.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row (11) 0%[1]
14.	Type of Reporting Person (See Instructions) OO

1 See Item 5 below.

CUSIP No. 885118109	Page 9 of 15

1.	Names of Reporting Persons Silver Lake Investors, L.P. I.R.S. Identification Nos. of above persons (entities only) Not required.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row (11) 0%[1]
14.	Type of Reporting Person (See Instructions) OO

1 See Item 5 below.

CUSIP No. 885118109	Page 10 of 15

1.	Names of Reporting Persons Silver Lake Technology Associates, L.L.C. I.R.S. Identification Nos. of above persons (entities only) Not required.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [__]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0[1]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row (11) 0%[1]
14.	Type of Reporting Person (See Instructions) OO

1See Item 5 below.

CUSIP No. 885118109	Page 11 of 15

This Amendment amends and supplements the statement on Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2006, as amended by Amendment No. 1 thereto filed with the SEC on May 4, 2006 (the “Schedule 13D”) by SLP I TSA, L.L.C., SLP II TSA, L.L.C., SLP AFL TSA, L.L.C., Silver Lake Partners II, L.P., Silver Lake Partners TSA, L.P., Silver Lake Partners II TSA, L.P., Silver Lake Investors, L.P., Silver Lake Technology Associates, L.L.C., and Silver Lake Technology Associates II, L.L.C. (collectively, the “SLP Entities” or the “Reporting Persons”), with respect to the Common Stock, nominal value EUR 3.75 per share, and American Depositary Shares, each representing one share of Common Stock, of Thomson S.A., a société anonyme organized under the laws of the Republic of France (“Thomson” or the “Issuer”) (such shares, whether in the form of Common Stock or American Depositary Shares, “Thomson Shares”).  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Unless otherwise indicated herein, terms used but not defined in this Amendment shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.

Purpose of Transaction.

Pursuant to a written redemption notice delivered to the Issuer by certain of the SLP Entities on September 16, 2008, the 3.0% Convertible/Exchangeable Junior Subordinated Bonds Due 2010 of Thomson were redeemed for an aggregate cash consideration (inclusive of accrued interest) of $503,499,436.08 on September 22, 2008.  Immediately following the redemption, the Reporting Persons ceased to beneficially own any Thompson Shares.

Item 5.

Interest in Securities of the Issuer.

   (a) and (b)  The information contained on the cover pages and in Item 4 of this Amendment is incorporated herein by reference.

   (c)  The information contained in Item 4 of this Amendment is incorporated herein by reference.

   (e)  Immediately following the redemption on September 22, 2008, the Reporting Persons ceased to beneficially own any Thompson Shares.

CUSIP No. 885118109	Page 12 of 15

Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:

October 29, 2008

SLP I TSA, L.L.C.

By:

SILVER LAKE PARTNERS TSA, L.P., its Managing Member

By:

SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its General Partner

By:           /s/ Alan K. Austin

Name:  Alan K. Austin

Title:  Managing Director and

      Executive Vice President

SILVER LAKE PARTNERS TSA, L.P.

By:

SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its General Partner

By:           /s/ Alan K. Austin

Name:  Alan K. Austin

Title:  Managing Director and

      Executive Vice President

CUSIP No. 885118109	Page 13 of 15

SLP II TSA, L.L.C.

By:

SILVER LAKE PARTNERS II TSA, L.P., its Managing Member

By:

SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

By:           /s/ Alan K. Austin

Name:  Alan K. Austin

Title:  Managing Director and

      Executive Vice President

SILVER LAKE PARTNERS II, L.P.

By:

SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

By:           /s/ Alan K. Austin

Name:  Alan K. Austin

Title:  Managing Director and

      Executive Vice President

SILVER LAKE PARTNERS II TSA, L.P.

By:

SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its General Partner

By:           /s/ Alan K. Austin

Name:  Alan K. Austin

Title:  Managing Director and

      Executive Vice President

CUSIP No. 885118109	Page 14 of 15

SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C.

By:           /s/ Alan K. Austin

Name:  Alan K. Austin

Title:  Managing Director and

      Executive Vice President

SLP AFL TSA, L.L.C.

By:

SILVER LAKE INVESTORS, L.P., its Managing Member

By:

SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its General Partner

By:           /s/ Alan K. Austin

Name:  Alan K. Austin

Title:  Managing Director and

      Executive Vice President

SILVER LAKE INVESTORS, L.P.

By:

SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C., its General Partner

By:           /s/ Alan K. Austin

Name:  Alan K. Austin

Title:  Managing Director and

      Executive Vice President

SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C.

By:          /s/ Alan K. Austin

CUSIP No. 885118109	Page 15 of 15

Name:  Alan K. Austin

Title:  Managing Director and

      Executive Vice President